UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25/A

(Amendment No. 1)

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: March 31, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

EXPLANATORY NOTE

Air T, Inc. (the “Company” or “Air T”) filed a Form 12b-25 dated June 30, 2017 (the “Initial Filing”) with respect to its Form 10-K for the fiscal year ended March 31, 2017 (the “Form 10-K”). As a result of matters not anticipated at the time of the filing of the Initial Filing, the Company is unable to file the Form 10-K within 15 days after the date the Form 10-K was required to be filed. The Company is accordingly amending the Initial Filing to so indicate and also to update information included in Part IV of the Initial Filing.

PART I — REGISTRANT INFORMATION

Air T, Inc.

Full Name of Registrant

Former Name if Applicable

3524 Airport Road

Address of Principal Executive Office (Street and Number)

Maiden, North Carolina 28650

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

Air T, Inc. (the “Company” or “Air T”) was unable to file its Annual Report on Form 10-K (the “Form 10-K”) for the fiscal year end March 31, 2017 within the prescribed time period without unreasonable effort or expense because it required additional time to complete supporting documentation with respect to its financial statements and additional time to assess the effectiveness of internal control over financial reporting. Subsequent to the filing of the Initial Filing, the Company has determined that it will be unable to file the Form 10-K within the 15 days after the prescribed time for the filing of the Form 10-K, as it continues to require additional time to fully consider appropriate attribution and purchase accounting treatment for its acquisition of certain equity interests in Delphax Technologies Inc. in November of 2015. The Company intends to file the Form 10-K as soon as practicable.

PART IV — OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification

Candice L. Otey	(828)	464-8741
(Name)	(Area Code)	(Telephone Number)

2.	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

3.	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

The Company estimates that, although revenues to be reported for the fiscal year ended March 31, 2017 will be approximately equivalent to revenues reported for the fiscal year ended March 31, 2016 (which were approximately $148 million), the Company is currently unable to provide an estimate of the range of net loss attributable to Air T, Inc. stockholders for the fiscal year ended March 31, 2017.

Air T, Inc.
(Name of Registrant as Specified in Charter)

has duly caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 14, 2017	AIR T, INC.

	By:	/s/ Candice L. Otey
Candice L. Otey
Vice President Finance, Chief Financial Officer, Secretary and Treasurer

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